# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rent the Runway, Inc., CIK 0001468327
CUSIP: 76010Y202
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201
Date of event which requires filing of this statement: 10/14/2026
Amends the filing with accession number 0001193125-25-256993
Filed by CIK 0002093897
Persons authorized to receive notices and communications: Wendy Ruberti, APS US Management LLC, 550 Madison Avenue, 22nd Floor, New York, New York (NY), 10022, (929) 783-1801; Michael Ellis, Proskauer Rose LLP, Eleven Times Square, New York, New York (NY), 10036, (212) 969-3000; Louis Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave. NW, Suite 600, Washington, District Of Columbia (DC), 20004, (202) 416-6800

## Reporting persons
- CHS US Investments LLC (CIK 0002093897): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 22,479,047; sole dispositive power 0; shared dispositive power 22,479,047; aggregate amount beneficially owned 22,479,047 (62% of the class)
- CHS GP LP (CIK 0002093898): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,479,047; sole dispositive power 0; shared dispositive power 22,479,047; aggregate amount beneficially owned 22,479,047 (62% of the class)
- CHS UGP LLC (CIK 0002093899): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,479,047; sole dispositive power 0; shared dispositive power 22,479,047; aggregate amount beneficially owned 22,479,047 (62% of the class)
- CHS Platform Holdings Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,479,047; sole dispositive power 0; shared dispositive power 22,479,047; aggregate amount beneficially owned 22,479,047 (62% of the class)
- APS US Management LLC (CIK 0002094392): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,479,047; sole dispositive power 0; shared dispositive power 22,479,047; aggregate amount beneficially owned 22,479,047 (62% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: Rent the Runway, Inc.
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201

## Item 2. Identity and Background
Name of person filing:
Items 2(a) and 2(f) of the Schedule 13D are hereby amended and restated as follows:

This Schedule 13D is being filed by the following (each a "Reporting Person," and collectively the "Reporting Persons"):

(i) CHS US Investments LLC ("CHS US Investments");
(ii) CHS GP LP ("CHS GP");
(iii) CHS UGP LLC ("CHS UGP");
(iv) CHS Platform Holdings Pte. Ltd. ("CHS Platform"); and
(v) APS US Management LLC ("APS US Management").

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.3.

The name, business address, present principal occupation and the citizenship of each director and executive officer of each of CHS UGP, CHS Platform and APS US Management are set forth in Schedule A hereto, which is incorporated into this Item 2 by reference.
Citizenship:
CHS Platform is a company organized under the laws of the Republic of Singapore.
CHS US Investments is a Cayman Islands limited liability company.
CHS GP is an Ontario limited partnership.
Each of APS US Management and CHS UGP is a Delaware limited liability company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

The beneficial ownership percentages reported herein are based on an aggregate of 36,269,666 shares of Class A Common Stock outstanding, comprising (i) 33,774,121 shares of Class A Common Stock outstanding as of September 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 11, 2026, and (ii) 2,495,545 shares of Class A Common Stock issued on October 14, 2026 upon exercise of subscription rights, as reported by the Issuer to the Reporting Persons.

CHS US Investments directly holds 22,479,047 shares of Class A Common Stock. APS US Management is the investment manager of CHS US Investments. CHS GP is the managing member of CHS US Investments. CHS UGP is the general partner of CHS GP. CHS UGP is a direct, wholly owned subsidiary of CHS Platform.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).

Based on filings made by Nexus and Story3, the Reporting Persons believe Nexus and Story3 each have beneficial ownership of 4,274,394 shares of Class A Common Stock, or 11.8% of the Issuer's outstanding shares of Class A Common Stock. Accordingly, the Reporting Persons believe that collectively, the Reporting Persons, Nexus, and Story3 have beneficial ownership of 31,027,835 shares of Class A Common Stock, or approximately 85.5% of the Issuer's outstanding shares of Class A Common Stock. The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Nexus or Story3, as well as beneficial ownership with respect to any shares of Class A Common Stock beneficially owned by Nexus and Story3, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Transactions in the class effected during the past sixty days: On October 14, 2026, CHS US Investments exercised 19,947,174 subscription rights for 2,495,391 shares of Class A Common Stock at an exercise price of $3.55 per share. Except for such exercise, none of the Reporting Persons has effected any transaction with respect to the Class A Common Stock in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.3 Joint Filing Agreement

## Signatures
- CHS US Investments LLC: /s/ Alexandra Grigos, By: CHS GP LP, its managing member; By: CHS UGP LLC, its general partner, By: Alexandra Grigos, Director (10/16/2026)
- CHS GP LP: /s/ Alexandra Grigos, By: CHS UGP LLC, its general partner, By: Alexandra Grigos, Director (10/16/2026)
- CHS UGP LLC: /s/ Alexandra Grigos, Alexandra Grigos, Director (10/16/2026)
- CHS Platform Holdings Pte. Ltd.: /s/ Nicolas Debetencourt, Nicolas Debetencourt, Director (10/16/2026)
- APS US Management LLC: /s/ Alexandra Grigos, Alexandra Grigos, Chief Operating Officer (10/16/2026)